UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number: 001-34824

Ambow Education Holding Ltd.

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

18th Floor, Building A, Chengjian Plaza, No. 18,

BeiTaiPingZhuang Road, Haidian District

Beijing 100088

People’s Republic of China

Telephone: +86 (10) 6206-8000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

On 29 April 2014, Ambow Education Holding Ltd. (“Ambow” or the “Company”) announced an update on its provisional liquidation proceeding.

The Joint Provisional Liquidators of the Company (collectively, the “JPLs”), the Company and China Education Investment Holding Limited (“CEIHL”) have negotiated a restructuring proposal (the “Restructuring Proposal”), which  is intended to provide for (i) the Company (and the Group, as defined below) to return to solvency and normal trading (although no specific target date for resumption of trading has yet been established) and (ii) sound corporate governance, including through the removal of any perceived rights entrenching Dr. Jin Huang’s control of the Company and the implementation of a new and independent structure for the board of directors of the Company.  The Restructuring Proposal includes an agreed form of the restructuring agreement and suite of ancillary documents.

The JPLs submitted a summons on 17 April 2014 (the “Summons”) and affidavits in support of the Summons on 17 April and 28 April 2014 (the “Affidavits”), seeking orders from the Grand Court of the Cayman Islands (the “Cayman Court”) to:

(a)                                 authorize the JPLs to enter into a restructuring agreement (the “Restructuring Agreement”) which (i) seeks to agree the terms on which funding will be provided or procured to be provided to the Company and the group of companies ultimately owned or controlled by the Company (collectively, the “Group”) by CEIHL, and (ii) provide for the effective implementation of a plan to effect sound corporate governance in the Group (the “Corporate Governance Plan”);

(b)                                 authorize the JPLs to enter into all other agreements, consents, undertakings and/or documentation contemplated or required to be entered into in order to implement the Restructuring Agreement (collectively, the “Documentation”); and

(c)                                  provide such directions as the Cayman Court deems fit or appropriate in respect of the restructuring of the Company and to conduct and discharge the provisional liquidation of the Company.

The JPLs intend to make an appropriate announcement if further developments crystalize on or after the sanction hearing scheduled to be heard by the Cayman Court on Friday, 2 May 2014.  Among other things, if the sanction hearing is duly contested by a creditor or shareholder of the Company with standing to do so, sanction of the Restructuring Proposal, discharge of the JPLs and the provisional liquidation proceeding and entry into the definitive documentation in connection with the Restructuring Proposal may be delayed significantly or prevented.  The JPLs cannot guarantee sanction of the Cayman Court will be obtained.  Stakeholders of the Company who would like to receive copies of the Affidavits are invited to contact the JPLs directly.

Summary of the Restructuring Proposal

The key terms of the Restructuring Proposal are set out in the Restructuring Agreement entered into between, among others, the Company, CEIHL and the JPLs.

In summary, through the execution and completion of the Documentation, the restructuring is intended to provide, inter alia, for (i) the Company (and the Group) to return to solvency and normal trading and (ii) sound corporate governance, including through the removal of any perceived rights entrenching Dr. Jin Huang’s control of the Company and the implementation of a new and independent structure for the board of directors of the Company.

The Restructuring Agreement and Documentation endeavor to achieve these two outcomes by:

(a)                                 CEIHL:

(i)                                     investing US$48 million into the Group by way of a loan which can potentially be converted into Class A shares of the Company to a maximum 85.65% shareholding in economic terms and which will carry 50.1% voting power; and

(ii)                                  providing a US$5 million working capital facility to the Company;

both of which will then be used to discharge all known creditors of the Company as their debts become due and payable, the Onshore Debt (as defined below) and the costs and expenses of the provisional liquidation of the Company, and will provide additional working capital for the Company and/or Group going forward to the extent necessary.

(b)                                 The implementation of the following steps with respect to corporate governance:

(i)                                     amendment of the Company’s Memorandum and Articles of Association (the “Current M&A”) to embed requirements that independent directors be involved in the decision-making process with respect to major transactions or issues involving the Company and to reduce the structural features that entrench the influence of Dr. Huang in the management of the Company;

(ii)                                  the establishment of a newly constituted board (the “New Board”) through the resignation of two current directors, the initial appointment of three new directors (two of which are independent directors) and, following the amendments to the Current M&A, the appointment of two further independentdirectors.  Following the amendments to the Current M&A, at least three directors must be independent directors at all times; and

(iii)                               the engagement of KPMG Advisory (China ) Limited Beijing Branch (“KPMG Advisory”) by the Company after the discharge of the JPLs to prepare and implement the Corporate Governance Plan to address the issues and areas of concern raised in an investigation report by DLA Piper LLP (US) (the “DLA Report”), an internal memorandum which was prepared by PwC in May 2012 highlighting certain internal control deficiencies and providing high level recommendations for improvement (the “PwC Memo”) and the applicable requirements of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”).  Under the terms of the Corporate Governance Plan, the satisfaction of key benchmarks, and the rectification of specific areas of concern arising out of the DLA Report, will be certified by one of the “big four” accounting firms, and appropriate steps are to be determined by the New Board in the event that such certification is not obtained.

The Documentation comprises all of the necessary agreements to implement the Restructuring Proposal.  The Documentation is primarily contained in a number of schedules to the Restructuring Agreement.  In summary, these documents are:

(a)                                 an amendment and restatement agreement between, inter alia, the Company and CEIHL (together with the Second Amended and Restated Loan Agreement appended thereto, the “USD Facility Agreement”) pursuant to which, inter alia, the parties will agree to  terminate a certain Registration Rights Agreement (as defined therein) and to further amend and restate the Amended and Restated Loan Agreement (as defined in the

Restructuring Agreement);

(b)                                 a Second Amended and Restated Loan Agreement between, inter alia, the Company and CEIHL which, when executed, will provide for a facility for the “Offshore Loan Amount” (as defined in the Restructuring Agreement) (comprising US$48 million less the amounts paid, or procured to be paid, by CEIHL or its nominee in satisfaction of and/or discharge of and/or to purchase and cancel the total of the Onshore Debt (as defined below) and includes the amount of the existing facility provided by CEIHL pursuant to which the sum of approximately US$17 million of principal is due, leaving approximately US$16 million of cash being injected into the Company), and includes, inter alia, the necessary conversion rights to enable CEIHL to become the holder of 50.1% of the voting rights (equating to 85.65% of the economic interest) in the Company and appends, inter alia, forms of certain deeds of confirmation governed by Cayman Islands and Hong Kong law respectively which are intended to confirm that the security given in relation to certain obligations under the Amendment and Restatement Agreement referred to in paragraph (a) above, remains in full force and effect and is intended to be legal, valid and binding;

(c)                                  a current draft of a Working Capital Facility Agreement for a total commitment of up to US$5 million (the “Working Capital Facility”) at an interest rate of 3% per annum for a term of 3 years which is payable only upon the Final Repayment Date (as defined therein) or upon prior acceleration;

(d)                                 a corporate governance plan engagement letter between the Company and KPMG Advisory (the “Corporate Governance Plan Engagement Letter”) pursuant to which KPMG Advisory will prepare, and the Company will implement, the Corporate Governance Plan which includes the immediate implementation of certain steps, including the appointment of corporate governance professionals to address deficiencies identified by the DLA Report, previously in the PwC Memo and requirements of the Exchange Act;

(e)                                  an undertaking by the Company to, inter alia, execute the Corporate Governance Plan Engagement Letter and implement the Corporate Governance Plan (the “Company Undertaking”);

(f)                                   an undertaking by the JPLs to, inter alia, apply the USD Loan Funds (as defined in the Restructuring Agreement) in accordance with the terms of the undertaking (the “Funding Undertaking”);

(g)                                  an undertaking by CEIHL and Tianjin Da-Er-Cheng Hunman Resource Service Co Ltd, a PRC entity affiliated with CEIHL, to, inter alia, procure the purchase, satisfaction or discharge of the Onshore Debt (as defined below) within specific timeframes (the “RMB Undertaking”);

(h)                                 letters of resignation for Ms. Xuejun Xie and Ms. Shasha Chang (the “Resigning Directors”) as directors of the Company (the “Resignation Letters”);

(i)                                     written resolutions of the directors approving the resignations of the Resigning Directors and appointment of the three new directors (Mr. John Porter, Mr. Ralph Parks and Dr. Yan Hui-Ma (the “New Directors”) (the “Resignation/Appointment Resolutions”);

(j)                                    written resolutions of the directors approving the Restructuring Agreement and

Documentation and approving implementation of the Restructuring Proposal and Corporate Governance Plan (the “Approval Resolutions”);

(k)                                 written resolutions of the directors to convene an extraordinary general meeting of the Company (the “EGM”) to consider resolutions approving amendments to the Current M&A which will, inter alia, increase the authorised Class A share capital of the Company in order to make available additional share capital such that CEIHL can convert the USD Loan Funds (as defined in the Restructuring Agreement) in full and allow for an increase in the number of directors of the Company to nine (the “EGM Resolutions”); and

(l)                                     an amendment to the share purchase agreement between SummitView Capital General Partner I Limited, acting as general partner on behalf of SummitView Investment Fund I, L.P. (“SummitView”) and the Company dated 28 April 2013 (the “Amended SummitView SPA”), which, inter alia, provides for the position of SummitView following the completion of the Restructuring (in terms of SummitView’s shareholding in the Company and loans made to other entities within the Group).

Subject to specified exceptions, the obligations under the Restructuring Agreement are conditional upon the JPLs obtaining sanction of the Cayman Court to enter into the Restructuring Agreement and the Documentation (as relevant).  Upon sanction being received, the terms of the Restructuring Agreement and Documentation will become enforceable.

Key Terms and Timing of Implementation

The Restructuring Agreement contemplates that the restructuring is to be implemented in the following seven consecutive stages:

1.                                      Execution of the Restructuring Agreement.  The Restructuring Agreement is currently in agreed form between the parties and the JPLs anticipate exchanging the executed counterparts imminently.

2.                                      First Exchange.  The “First Exchange” is to occur immediately after the parties have confirmed to each other that the conditions precedent in the Restructuring Agreement have been satisfied in full or waived, but no later than 30 April 2014.

At the First Exchange:

(a)                                 the relevant parties are required to exchange duly executed counterparts of the Restructuring Agreement, the Funding Undertaking and the RMB Undertaking and CEIHL will procure that the Resigning Directors provide the Company with the Resignation Letters;

(b)                                 CEIHL shall pay the USD Loan Funds (as defined in the Restructuring Agreement) , less US$10 million (this US$10 million being the “Reserved Amount”) to the bank account held in the name of the Company, details of which will be provided by the JPLs to CEIHL prior to First Exchange (the “Company Funding Account”), to be held subject to the terms of the Funding Undertaking. On or before the date of  Completion (as defined below), CEIHL shall pay the Reserved Amount to the Company Funding Account to be held under the terms of the Funding Undertaking; and

(c)                                  CEIHL shall have procured the purchase, satisfaction or discharge of the Onshore Debt  (as defined below) and have provided the JPLs with documentary evidence of the same including written confirmation, addressed to the JPLs, from the counterparties of the Onshore Debt that they have no further claims against any company or entity within the Group or any assets thereof.

3.                                      Sanction.  The JPLs will seek orders from the Cayman Court:

(a)                                 authorising the JPLs to enter in to the Restructuring Agreement, the Documentation and all other agreements, consents, undertakings and/or documentation contemplated or required to be entered into in order to implement the Restructuring Proposal and the Corporate Governance Plan;

(b)                                 reserving powers to the directors of the Company to accept the resignation of the Resigning Directors and appointment of the New Directors; and

(c)                                  reserving powers to the New Board to enter into the Documentation and any ancillary documents on behalf of the Company.

The parties to the Restructuring Agreement must use their best endeavors to assist the JPLs in obtaining sanction and, if modifications of the Restructuring Agreement or Documentation are required, the parties are required to negotiate in good faith to agree the modifications as expeditiously as possible.

The JPLs will not oppose any stakeholder of the Company from appearing at the hearing of the Summons.

The implementation of the remainder of the Restructuring Proposal is conditional on the above orders being made by the Cayman Court.

4.                                      Second Exchange.  The “Second Exchange” will occur immediately following delivery by the JPLs to CEIHL of a copy of any order(s) granting sanction, or at such other time as may be agreed in writing by all parties.

Upon the Second Exchange:

(a)                                 the Existing Directors shall deliver executed Resignation/Appointment Resolutions; and

(b)                                 the New Board shall deliver executed Approval Resolutions.

This will result in the New Board then being comprised of seven directors (being the maximum currently allowed under the Current M&A):

(a)                                 four existing board members: Dr. Huang, Mr. Justin Chen, Mr. Ping Wu (a representative of SummitView), and Mr. Winston Sim (a former KPMG senior manager and an independent director); and

(b)                                 three new directors: Mr. Porter (a director of CEIHL), Mr. Parks (a former managing director of Merrill Lynch and general partner of Goldman Sachs, who is currently managing director of Gobi Capital, and a non-executive director of Siam Commercial Bank, Thailand, and Asia American Gas Limited, PRC and an independent director of the Company) and Dr. Ma (a director of Sinocare and SinoMed, and a number of other PRC healthcare related corporations, and an independent director of the Company).

The JPLs also note that the Restructuring Agreement contemplates the Current M&A being amended to provide for an additional two directors to be appointed.  It is intended that the additional two directors will be independent directors, whose appointment should provide an added level of knowledge and experience to the board of directors and give stakeholders further assurances that the Company will be managed professionally.

5.                                      Completion.  “Completion” will occur immediately following the Second Exchange at which time the New Board will be in place.

Upon Completion:

(a)                                 The parties shall exchange counterparts of the USD Facility Agreement and any ancillary documents.

(b)                                 The mechanics of the USD Facility Agreement are:

(i)                                     a convertible loan facility of up to US$48 million to be provided by CEIHL in order to allow for obligations to be met by the Company (the “Loan Funding”);

(ii)                                  this facility comprises both new financing and a refinancing of the existing loan held by CEIHL; and

(iii)                               regardless of for whose benefit the Loan Funding is used within the Group, the Loan Funding is intended to be convertible into such number of Class A shares of the Company that constitutes at least 85% of the total share capital of the Company and at least 50.1% of the total voting rights in the Company.  As there is insufficient share capital in the Company, shareholder approval for an increase in share capital will be required.

(c)                                  The Loan Funding is to be utilised as follows:

(i)                                     towards the payment of remuneration, disbursements and expenses owed by members of the Group to third-party advisors engaged by the JPLs, for services rendered in connection with various law suits, the provisional liquidation appointment and related provisional liquidation and process and the related investigation of the Group;

(ii)                                  towards the payment of loans obtained from Campus Holdings Limited and Mr. Ma Huiguo, for the purposes of completing the investigation and audits in connection with the Group;

(iii)                               towards the payment of remuneration charged and expenses incurred by the JPLs;

(iv)                              towards funding the completion of the audit of the 2012 and 2013 accounts of the Company by Marcum Bernstein & Pinchuk LLP (“MBP”), and the adjusted audit of the 2011 accounts of the Company by PricewaterhouseCoopers LLP (and/or its affiliates) if necessary;

(v)                                 towards funding the formulation of the Corporate Governance Plan for the Group  by KPMG, which plan will address the findings of the DLA Report as well as the adoption by, and ongoing adherence to and monitoring of, the Corporate Governance Plan by all the Group entities;

(vi)                              completing requisite filings with the New York Stock Exchange (the “NYSE”) and the U.S. Securities and Exchange Commission (the “SEC”); and

(vii)                           the remainder of the Loan Funding may be applied as working capital for the ongoing operations of the Group, to pay for legal proceedings in the Cayman Islands associated with ceasing the Company’s provisional liquidation and dismissing the JPLs, and other purposes agreed by the lenders, in order to safeguard the Group’s short- and medium-term financial needs.

(d)                                 CEIHL also has the right to enter into negotiations with any potential investors/participants in respect of the Loan Funding;

(e)                                  The Company shall deliver an executed Company Undertaking to implement the Corporate Governance Plan; and

(f)                                   CEIHL shall make available to the Company the Working Capital Facility.

6.                                      Discharge.  Following Completion, to the extent that the petition dated 17 April 2013 and filed in the Cayman Court on 23 April 2013 by GL Asia Mauritius II Cayman Limited (the “Petitioner”) (seeking, inter alia, the winding up of the Company) is not otherwise withdrawn by the Petitioner, the Company (acting by the New Board) shall take such steps as are necessary to have the Petition dismissed such that the JPLs will be discharged from office.  In that event, the Company is required to use its best endeavours to have the hearing seeking the dismissal of the Petition heard by the Cayman Court promptly so as to return control of the Company to the New Board as quickly as possible and enable the Company to return to normal trading.

7.                                      Post Discharge.  Following the discharge of the JPLs:

(a)                                 CEIHL is required to issue a notice pursuant to the USD Facility Agreement converting such amount of the Loan Funding as will result in the issuance of all available authorised but unissued class A shares in the Company.  This ensures that at the time of the EGM, CEIHL is able to vote as a shareholder of the Company with 823,443,166 Class A shares in the Company which carry 83.48% of the economic interest in the Company and 45.94% of the voting rights.

As detailed above, a primary term of the Restructuring Proposal is that upon conversion, CEIHL shall ultimately have 50.1% of the voting rights and 85.65% of the economic interest in the Company.  The USD Facility Agreement provides CEIHL with a right to convert its shares upon the provision of a Conversion Notice (as defined in the USD Facility Agreement).  If CEIHL has purchased the Onshore Debt (as defined below) rather than repaying and refinancing it with the Loan Funding, upon any conversion occurring, a prorated amount of the Onshore Debt will be cancelled so as to ensure that CEIHL does not have the benefit of being a shareholder and remain a creditor with respect to the prorated amount of the Onshore Debt.  Upon full conversion, the full amount of the Onshore Debt will have been cancelled (if it has been purchased). It is anticipated that upon full conversion by CEIHL, holders of American Depositary Shares will hold slightly less than 4% of the total share capital of the Company when taking into account the dilution impact of the conversion on a pro forma and fully diluted basis (assuming for this purpose that the outstanding Class B shares are converted into Class A shares with one vote per share).

It is anticipated that conversion to the full amount of CEIHL’s shareholding entitlement will occur following the EGM Resolutions being approved at the EGM to increase the authorized share capital of the Company, which will also ensure that:

(i)                                     the Company complies with its obligation to have sufficient authorised share capital to enable the Class B shares to be converted to Class A shares; and

(ii)                                  the Company has residual authorised Class A shares to satisfy its future needs such as for the issue of additional shares, convertible securities, warrants or options.

(b)                                 The Company is required to execute the Corporate Governance Plan Engagement Letter.

(c)                                  The Company is required to convene the EGM to propose the passing of the EGM Resolutions as follows:

(i)                                     to increase the authorized share capital of the Company such that such that CEIHL can convert the USD Loan Funds (as defined in the Restructuring Agreement) in full; and

(ii)                                  to amend the Current M&A and adopt the Fifth Amended Memorandum and Articles of Association of the Company (the “Amended M&A”), the purposes of such amendments being part of the implementation of corporate governance improvements in the Company (and the Group).  The Amended M&A also contain certain “Independence Criteria” which are consistent with those of the NYSE.  Each of the New Directors (with the exception of Mr. Porter) is required to certify that he or she satisfies these criteria.

Onshore Loans

There are default and impending default under two PRC loans of the Group:

(a)                                 a loan obtained by Ambow Sihua Education and Technology Co. Limited (“Ambow Sihua”), a consolidated entity of the Company incorporated in the PRC, from Guo Hong Asset Management Company Limited  in the PRC (“Guo Hong”) in the amount of RMB50 million (approximately US$8.0 million) (the “Guo Hong Loan”).  The JPLs were advised that the Guo Hong Loan fell due for repayment on 20 April 2014.  As consideration for the Guo Hong Loan, Ambow Sihua caused shares it holds in Beijing Jinghan Yingcai Education and Technology Co., Ltd. (which owns a major part of the Group’s tutoring business) to be secured in favor of Guo Hong.

(b)                                 a loan owed by Beijing Ambow Online Software Co., Ltd (“Ambow Online”) to Henan Jinlan Corporate Management Consultancy Co., Ltd (“Henan Jinlan”) in the PRC in the amount of RMB33 million (approximately US$5.3 million) (the “Henan Jinlan Loan”). The Henan Jinlan Loan falls due for repayment on 30 April 2014 and is guaranteed by Ambow Sihua, Shanghai Ambow Education Information Consulting Co., Ltd (“Shanghai Ambow”) and Beijing Ambow Shida Education Technology Co., Ltd (“Ambow Shida”), all of which are consolidated entities of the Company.  Each of Ambow Sihua, Shanghai Ambow and Ambow Shida ultimately own the vast majority of the Group’s tutoring centres, career enhancement centres and K—12 schools, and as such are a vital and material part of the Group’s business.

(together the “Onshore Debt”).

Second Term Sheet

As discussed in the Company’s prior 6-K filing, on 30 March 2014, CEIHL and the JPLs entered into a term sheet, which sets forth a proposed refinancing and restructuring of the Group by CEIHL.

On 14 April 2014, the JPLs entered into a term sheet with CEIHL (the “Second Term Sheet”) under which CEIHL is required to make funding available to purchase or refinance the Guo Hong Loan.  It was agreed that (a) CEIHL would lend the full amount owing under the Guo Hong Loan (the “RMB Loan Proceeds”), and (b) the RMB Loan Proceeds would be paid directly to Guo Hong to discharge all of the obligations under the Guo Hong Loan.

The Second Term Sheet provided that the RMB Loan Proceeds would be paid directly to Beijing Ambow Online Software Co., Ltd. (“Ambow Online”) or the lender for the Guo Hong Loan on 19 April 2014.  While the RMB Loan Proceeds were not paid in accordance with the Second Term Sheet, CEIHL has been in communication with Guo Hong about the resolution of the Guo Hong Loan.  The JPLs understand that CEIHL has reached an agreement with Guo Hong for forbearance in relation to the Guo Hong Loan. On the execution of the Restructuring Agreement (and the RMB Undertaking contained therein) CEIHL has an obligation to purchase, satisfy or discharge the Guo Hong Loan within a day.

The Second Term Sheet also provided that CEIHL would provide additional funding in order for Ambow Online to meet its obligations under the Henan Jinlan Loan, which will mature on 30 April 2014.  The obligation of CEIHL to purchase, satisfy or discharge the Henan Jinlan Loan in full has been included as a term of the definitive Restructuring Agreement.

Audit Work and Preparation of Annual Report Filings

The JPLs have engaged in regular update calls with MBP to keep track of the progress of the audit work for the Company’s 2012 and 2013 financial statements.  The JPLs were advised by MBP that they are in the process of concluding their audit of the Company’s 2012 financial statements and have made good progress on the Company’s 2013 financial statements.

MBP has indicated that, subject to receiving payment of their fees, it is working to complete all necessary work to finalize the Company’s 2012 and 2013 financial statements by 15 May, 2014.  The Company expects to file the 2012 and 2013 financial reports in its annual reports on Form 20-F with the SEC by 15 May 2014.  This expectation is dependent on the receipt of consent from PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PwC”), the Company’s prior auditor, for the inclusion of their audit reports for the relevant prior years.  If the consent from PwC is not forthcoming, then MBP may be asked to re-audit the prior year financial statements, however, this would likely delay the filing of the 2012 and 2013 annual reports and may lead to delisting from the NYSE.

Please note that the listing status of the Company on the NYSE remains under close review. Even if the contemplated restructuring is completed successfully, the Company may not be able to sustain its listing on the NYSE if the filing of its Annual Reports on Form 20-F for 2012 and 2013 cannot be achieved by May 15, 2014, or if the degree of dilution resulting from the contemplated restructuring, a decline in the Company’s share price or other factors cause the Company to fail to meet the quantitative or qualitative listing criteria of the NYSE on an ongoing basis.

Safe Harbor Statement

This Form 6-K contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,”

“estimates” and similar statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Neither the Company nor the Joint Provisional Liquidators undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ambow Education Holding Ltd.

	By:	/s/ Edward Middleton
	Name:	Edward Middleton (without personal liability)
	Title:	Joint Provisional Liquidator

Date: April 29, 2014